Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters Completes Dual Listed Company Structure Unification
Shares ceased trading on London Stock Exchange and Nasdaq

NEW YORK, NY, September 10, 2009 - Thomson Reuters (TSX: TRI; NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, announced that it completed the unification of its dual listed company (DLC) structure today. Each Thomson Reuters PLC ordinary share was exchanged for one Thomson Reuters Corporation common share, and each Thomson Reuters PLC American Depositary Share (ADS) was exchanged for six Thomson Reuters Corporation common shares.

Effective today, the company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (symbol: TRI). The last trading day for Thomson Reuters PLC ordinary shares on the London Stock Exchange and ADSs on Nasdaq was yesterday. The DLC unification received overwhelming support from shareholders as well as UK court approval.

To facilitate the holding of shares in the UK through CREST (the UK electronic settlement system), former Thomson Reuters PLC shareholders were issued Depositary Interests (DIs). DIs represent entitlements to Thomson Reuters Corporation common shares and have the same voting and economic interests as common shares. However, DIs are not traded on the TSX or NYSE. Effective today, former Thomson Reuters PLC shareholders who received DIs are able to convert their DIs into common shares by contacting Computershare in Canada and the United States by phone at 1.877.624.5999 or by e-mail at globaltransactionteam@computershare.com, and in the United Kingdom and elsewhere outside of Canada/United States by phone at 44.870.702.0003, ext. 1075, or by e-mail at allukglobaltransactionteam@computershare.co.uk. Thomson Reuters will pay all applicable conversion fees between September 10, 2009 and December 10, 2009. Additional information about the DIs is available in the “Investor Relations” section of www.thomsonreuters.com. Thomson Reuters expects settlement of newly-issued common shares and DIs to occur on September 14, 2009.

Thomson Reuters shareholders of record as of August 21, 2009 are entitled to receive a dividend of US$0.28 per share on September 15, 2009. Due to the timing of the closing of the unification, Thomson Reuters PLC shareholders who previously enrolled in the company’s dividend reinvestment plan (DRIP) will receive this dividend in cash. Enrollment information for the Thomson Reuters Corporation DRIP is available in the “Investor Relations” section of www.thomsonreuters.com.

Thomson Reuters Completes DLC Structure Unification

The CUSIP and ISIN numbers for Thomson Reuters Corporation common shares and DIs are identical and are as follows:

	CUSIP Number	ISIN Number
Thomson Reuters Corporation Common Shares/DIs	884903 10 5	CA8849031056

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto Stock Exchange (TSX: TRI) and New York Stock Exchange (NYSE: TRI). For more information, go to www.thomsonreuters.com.

CONTACTS

Fred Hawrysh Senior Vice President, Corporate Affairs +1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations +1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com